

January 30, 2009

Mr. Brian C. Irwin
Chief Financial Officer
Brazauro Resources Corporation
16360 Park Ten Place, Suite 217
Houston, Texas 77084

> **Re:** **Brazauro Resources Corporation**
> **Form 20-F for Fiscal Year Ended January 31, 2008**
> **Filed May 30, 2008**
> **File No. 000-21968**

Dear Mr. Irwin:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended January 31, 2008

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk, page 34

1. We note you disclose "changes in the price of foreign exchange rates could significantly affect the Company's profitability and cash flows." We also note a $402,665 effect of exchange rate changes on cash in 2008 in your statement of cash flows. Please expand your disclosure of quantitative information about foreign currency exchange rate market risks pursuant to one of the three

prescribed formats in Item 11(a)(1) of the General Instructions to Form 20-F, or tell us why you believe such disclosures are not necessary. Please provide us with a sample of your proposed expanded disclosure.

Item 15T – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 35

2. We note you disclose the term disclosure controls and procedures refers to controls and other procedures "designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Act… is recorded, processed, summarized and reported within the required time periods." The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined.

Internal Control over Financial Reporting, page 35

3. We note you disclose a material weakness in your internal control over financial reporting resulting from a lack of human resources within your finance and accounting reporting functions. Please expand your disclosure to include your plans for remediation including the specific actions expected to be taken, your timeframe for remediation, and the expenses expected to be incurred in remediating this material weakness.

Consolidated Statement of Operations, page 42

4. We note you have classified interest income and losses/gains on the sale of equipment as components of revenue. Please tell us your accounting basis for this classification.

Exhibits 12.1 and 12.2

5. We note that the introductory paragraph of your certifications include the title of the certifying officer (e.g. Chief Executive Officer of Brazauro Resources Corporation). Please modify your certifications to remove the certifying officers' titles so as not to imply a limitation on the scope of the certification. With limited

exceptions, certifications required under Exchange Act Rules 13a-14(a) should be in the exact form set forth in paragraph 11 of the "Instructions as to Exhibits" of Form 20-F. For more information, please refer to the March 4, 2005 Staff Alert entitled "Annual Report Reminders", a copy of which can be found on the our website:

http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm

Engineering Comments

6.   We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Please clarify where you have included this disclaimer on your website in your response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief